VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005
COREY L. ZARSE
312-609-7785	CHICAGO • NEW YORK CITY • WASHINGTON, D.C.
czarse@vedderprice.com

October 22, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Preliminary Proxy Materials for:
American Municipal Income Portfolio Inc. (XAA) (811-07678)
Minnesota Municipal Income Portfolio Inc. (MXA) (811-07680)
First American Minnesota Municipal Income Fund II, Inc. (MXN) (811-21193)
American Income Fund, Inc. (MRF) (811-05642)

To the Commission:
     On behalf of American Municipal Income Portfolio Inc., Minnesota Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc. and American Income Fund, Inc. (each a “Registrant”), electronically transmitted herewith is a preliminary proxy statement on Schedule 14A and form of proxy for the Annual Meeting of shareholders to be held Friday, December 17, 2010. The Registrants would like to mail definitive proxy materials in early November.
     Please direct any questions or comments regarding this filing to Jennifer Goodman at (312) 609-7732 or Abigail Murray (312) 609-7796.

Very truly yours,
/s/ Corey L. Zarse
Corey L. Zarse